Exhibit 2

BNDES PARTICIPAÇÕES S.A. STATEMENT AT THE GENERAL SHAREHOLDERS’ MEETING OF OI S.A.

Honorable Mr.

Chairman and Secretary of the General Shareholders’ Meeting of Oi S.A., held on April 30, 2018

Personally Delivered

Ref.: Vote statement in relation to items 1 and 2 of the Agenda

Received by the board of the General Shareholders’ Meeting of OI S/A, held on April 30, 2018.

(sgd)

BNDES PARTICIPAÇÕES S.A. - BNDESPAR, wholly-owned subsidiary of Banco de Desenvolvimento Econômico e Social - BNDES, government company with its principal place of business at Setor Bancário Sul, Conjunto 1, Bloco J, 12º e 13º andares, Brasília, Federal District, enrolled with the National Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 00.383.281/0001-09, hereinafter simply referred to as BNDESPAR, as exclusive shareholder of Oi. S.A. (“Company”) comes, before the board of the General Shareholders’ Meeting held on the date hereof:

(i) to register its approval with exceptions concerning the management accounts for the fiscal year ended on December 31, 2017, making exception to the fact that, due to errors in the preparation of the financial statements and deficiencies in the internal controls identified by the independent external audit and by the Company’s Audit Committee in the write-offs of judicial deposits and estimates of the calculation of revenue to be invoiced, it was not possible to obtain appropriate evidence for an informed analysis about the management practiced by the managers. Thus, in view of the exception now presented, BNDESPAR does not grant discharge or exonerate the responsibility of the Company’s managers regarding the respective accounts related to the fiscal year ended on December 31, 2017.

Without prejudice, it is recommended that the Company adopt the following measures of good governance: (a.i) hiring of an independent and renowned external forensic audit to carry out the verification of the facts that led to said errors in its financial statements, identification of occasional responsible parties and verification of any damage caused to Oi and its shareholders; and (a.ii) preparation and implementation of an action plan for the immediate correction of internal control failures.

(ii) to register its vote in the sense of not approving the management’s proposal concerning the annual aggregate amount of remuneration of Managers and members of the Audit Committee of the Company given that the amount proposed is much higher than the average remuneration, per manager, applied in the Company’s main competitors.

We request that this vote statement be received and authenticated by the board, numbered and filed at the Company’s principal place of business, pursuant to Article 130, paragraph 1, letter “a”, of the Corporations Law.

BNDES PARTICIPAÇÕES S.A. - BNDESPAR (sgd) (sgd)
MARIANA WEGUELIN/PRISCILA VALLE COSTA

Received by the Chairman of the General Shareholders’ Meeting:

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Rio de Janeiro, April 30, 2018.